Mail Stop 6010

August 1821, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:	John L. Krug, Senior Counsel
Division of Corporation Finance
Re:	GeneThera, Inc.
Registration Statement on Form SB-2
File Number: 333-136503
Filed: August 1721, 2006

Dear Mr. Krug:

We have revised our SB-2 due to the following reasons.as per your request. Please see below each change we have made toward the SB-2 with the following page numbers. We are enclosing the pages for your review, as well.

1. Throughout the prospectus you refer to an equity investment agreement dated March 6, 2006. In addition, you have incorporated as an exhibit an equity investment agreement you state was filed with a Form 8-K on August 10, 2006. It appears to the staff the equity investment agreement to which the registration statement relates was one entered into on May 2, 2006 and that there was no Form 8-K filed on August 10, 2006. We note your response to comment 2 and reissue the comment in part. Refer to the discussion of the number of shares outstanding after the offering, e.g. 34,950,069 “if all shares underlying the equity line and the commitment shares are sold.” Given the number of shares that may be sold pursuant to the equity line as described in the filing, this information appears to be incorrect. Please advice or revise the registration statement and exhibits as may be appropriate. We changed all the dates related to equity investment agreement from March 6, 2006 to May . The total should be 107,658,403 on page 5.

2, 2006 on the following pages: 2, 4, 12, 13, II-2. The Form 8-K was not filed on August 10, 2006, it was filed August 8, 2006; we corrected the date on page: II-2.

2. We note you have registered 10.625 million shares of common stock for resale and have included information relative to the number of shares that would be outstanding if. Please expand the line is funded at various share prices. We note however you have not utilized your current stock price in the examples. In addition, the information provided on page 5discussion concerning the number of shares that would be outstanding if all shares underlying the equity line and the commitment were sold does not appear to take into account current stock prices and the possible dilutive effect of the sale of shares pursuant to the equity line. Please advice or revise. Mr. Sandoval’s background to describe his specific employment history for the past five years, including employer, position, and period of employment. We updated the following example charts on Page 5 & 12 to show the current stock price and to show the correct share amount that would be issued.Mr. Sandoval’s employment history for the past five years on page 28.

3. The registration statement should also be signed by registrant’s controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which he or she signs the registration statement. See instruction 2 to Signature in Form SB-2. The controller signature was added to page II-4.

Sincerely,

Antonio Milici, M.D., Ph.D.
Chief Executive Officer

TM/JS

Enclosure
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